UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Elephant & Castle Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

266199-10-4
(CUSIP Number)

Christopher Johnson, Crown Capital Partners Inc. 1900-1874 Scarth Street, Regina, Saskatchewan, S4P 4B3, Canada.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 266199-10-4	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS: Crown Capital Partners Inc. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,851,916*
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER 23,851,916*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,851,916*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%*
14	TYPE OF REPORTING PERSON* CO

* The numbers included above include the shares beneficially owned by GEIPPPII and Management, even though the Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. 266199-10-4	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS: Crown Life Insurance Company I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Disclaimed (see 11 below)
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER Disclaimed (see 11 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares are disclaimed by Crown Life Insurance Company.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  ☒Disclaimed (see 11 above)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON* IC

CUSIP No. 266199-10-4	Page 4 of 14 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, no par value per share (“Common Stock”) of Elephant and Castle Group, Inc. (the “Issuer”), having its principal executive offices at Suite 1200, 1190 Hornby Street, Vancouver, BC V6Z 2K5 Canada.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 29, 2005 attached hereto as Schedule I.

Item 2. Identity and Background.

This statement is filed on behalf of Crown Life Insurance Company, a life insurance company organized in Canada (“CLIC”) and its agent, Crown Capital Partners Inc., a business corporation organized in the Province of Ontario, Canada (“CCP”), each a Reporting Person. CCP is an agent for CLIC and makes all dispositive and voting decisions for CLIC. CLIC disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group.”

The address of the principal offices CLIC and CCP is 1900-1874 Scarth Street, Regina, Saskatchewan, S4P 4B3, Canada.

For information with respect to the identity and background of each (i) Executive Officer and Director of CCP see Schedule II attached hereto; and (ii) Executive Officer and Director of CLIC see Schedule III attached hereto.

During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II or III has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II and III are Canadian citizens.

Item 3. Source and Amount of Funds and Other Consideration.

On December 17, 2004, CCP as agent for CLIC entered into that certain Credit Agreement with the Issuer and certain of the Issuer’s affiliates, attached as Exhibit I hereto, pursuant to which CLIC made a CDN$5 million loan to the Issuer (the “Loan”). In addition to the interest payments and repayment of the principal of the Loan the Issuer issued to CLIC, (i) a warrant to acquire 1,049,301 shares of Common Stock (“Warrant I”), (ii) a warrant to acquire 350,000 shares of Common Stock (“Warrant II”, and collectively, with Warrant I, the “Common Warrants”) and (iii) a warrant to acquire 730,794 shares of Preferred Shares, Series A (the “Preferred Shares”, such warrant, the “Preferred Warrant”).

CUSIP No. 266199-10-4	Page 5 of 14 Pages

The powers, rights and privileges of the holders of the Common Warrants are described in the forms of warrant respectively attached as Exhibit II and Exhibit III hereto and the powers, rights and privileges of the holders of warrants to acquire Preferred Shares are described in the form of warrant attached as Exhibit IV hereto. Warrant II is exercisable for CDN$0.667. Each of the Common Warrants and the Preferred Warrant expires on December 17, 2014.

The Preferred Warrant will be automatically exercised and the Preferred Shares will automatically convert into Common Stock upon GEIPPPII’s (as defined below) conversion of its Preferred Stock. Both the Common Warrants and the Preferred Warrant have standard anti-dilution protections, which will ensure that CLIC owns 15% of the Common Stock of the Issuer.

Upon the exercise of any of the warrants issued pursuant to that certain Investment Agreement entered into by and among the Issuer, CLIC, GEIPPPII and certain officers of the Issuer (the “Investment Agreement Warrants”), attached as Exhibit V hereto, (i) the number of Preferred Shares which CLIC is entitled to acquire pursuant to the Preferred Warrant will be increased by an amount equal to 17.65% of the number of Preferred Shares issued upon the exercise of the Investment Agreement Warrants and (ii) the number of shares of Common Stock that CLIC is entitled to acquire pursuant to Warrant I will be increased by an amount equal to 17.65% of the number of shares of Common Stock issued upon the exercise of the Investment Agreement Warrants.

The powers, rights and privileges of the holders of the Preferred Shares are described in the Issuer’s Special Rights and Restrictions Attached to Preferred Shares (“Preferred Rights”), attached as Exhibit VI hereto. Each Preferred Share is convertible, upon 20 days notice, into Common Stock, subject to restrictions described below, at a one-to-three rate, with certain anti-dilution protections as more fully described in the Preferred Rights, (i) at the option of the holder or (ii) by the Issuer, if the Issuer reaches certain EBITDA targets and the Issuer will convert all outstanding Preferred Shares.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their share of Common Stock as an investment, in the regular course of business. The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

Subject to the foregoing, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 266199-10-4	Page 6 of 14 Pages

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board, except as otherwise disclosed herein;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, except as otherwise disclosed herein;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) CCP beneficially owns 3,591,683 shares of Common Stock, representing 40% of the shares of such class that would be outstanding including (i) 1,399,301 shares of Common Stock upon the exercise of the Common Warrants and (ii) 2,192,382 shares of Common Stock upon the exercise of the Preferred Warrant and the conversion of all CLIC’s Preferred Shares.

If all of the Reporting Persons’ Common Stock were aggregated with Common Stock owned by GEIPPPII and Management (as each is defined in Item 6, and collectively, the “Group”), the Group would beneficially own 23,851,916 shares of Common Stock representing 92.3% of the Common Stock that would be outstanding including GEIPPPII’s Common Stock held currently and upon conversion of its Preferred Shares and the exercise of its warrants for Common Stock and upon the exercise of Management’s warrants for Preferred Shares and Common Stock including (i) 9,091,028 shares of Common Stock (currently held or held upon exercise of all warrants held by the Group) and (ii) 14,615,888 shares of Common Stock upon the conversion of all the Group’s Preferred Shares (currently held or held upon exercise of all warrants held by the Group).

(b) To the best knowledge of the Reporting Persons, no person other than CCP has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own. CLIC disclaims any voting or

CUSIP No. 266199-10-4	Page 7 of 14 Pages

dispositive power over the shares beneficially owned by CCP. The Reporting Persons disclaim any voting or dispositive power over the shares beneficially owned by GEIPPPII or Management.

(c) No Reporting Person nor to the best knowledge of each Reporting Person, any person identified in Schedules II or III, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

(d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

Pursuant to that certain Inter-Shareholders Agreement, dated as of December 17, 2004 (the “Inter-Shareholders Agreement”), among the Issuer, CLIC, GE Investment Private Placement Partners II, a Limited Partnership (“GEIPPPII”) and certain members of management of the Issuer (“Management”), attached as Exhibit VII hereto, each of CLIC, GEIPPPII and the Management agreed to vote its Common Stock in favor of (i) two nominees of GEIPPPII to the Board of Directors of the Issuer provided GEIPPPII holds at least 20% of the Common Stock (on a fully diluted basis) or one nominee if GEIPPPII holds less than 20% but more than 10% of the Common Stock (on a fully diluted basis), (ii) one nominee of CLIC to the Board of Directors provided that CLIC holds at least 10% of the shares of the Issuer (on an undiluted basis, assuming CLIC has exercised all of its warrants) and (iii) Richard Bryant or his nominee to the Board of Directors, provided that he continues to be the president and chief executive officer of the Issuer. The Reporting Persons expressly disclaim that they are members of a “group” with GEIPPPII and Management.

The Inter-Shareholders Agreement restricts the ability of any member of the Group to transfer their shares in the Issuer. If GEIPPPII intends to sell any shares of the Issuer to a third party in a private transaction, CLIC and Management will have the right to participate in such sale. If GEIPPPII receives an offer from a third party to purchase all of its shares of the Issuer, CLIC and Management would be required to sell their shares to such third party purchaser. If any party to the Inter-Shareholder Agreement seeks to sell its shares other than on the open market or when there is an unsolicited offer to buy such shares, such party is obligated to deliver to the other parties an invitation to make a first offer for such party’s shares. In addition, the Issuer agreed to give the parties to the Inter-Shareholder Agreement a pre-emptive right on any issuance of Common Stock of the Issuer. Further details concerning the rights and obligations of CLIC, GEIPPPII, Management and the Issuer can be found in the body of the Inter-Shareholders Agreement.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the CLIC, CCP or, to the best of their knowledge, any

CUSIP No. 266199-10-4	Page 8 of 14 Pages

executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of parcels.”

Item 7. Material to Be Filed as Exhibits.

Exhibit I	Credit Agreement, dated December 17, 2004, between the Issuer, certain of the Issuer’s affiliates and CLIC.

Exhibit II	Form of Warrant to Acquire Common Shares

Exhibit III	Form of Warrant to Acquire Common Shares

Exhibit IV	Form of Warrant to Acquire Preferred Shares

Exhibit V	Investment Agreement dated for reference December 17, 2004, among the Issuer, CLIC, GEIPPPII and certain officers of the Issuer.

Exhibit VI	Issuer’s Special Rights and Restrictions Attached to Preferred Shares

Exhibit VII	The Inter-Shareholders Agreement, dated as of December 17, 2004, among the Issuer, the Partnership, Crown and Management

CUSIP No. 266199-10-4	Page 9 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROWN LIFE INSURANCE COMPANY by its agent Crown Capital Partners Inc.

By:	/s/ Christopher Johnson
Name: Christopher Johnson
Title: Director and Chief Investment Officer

Dated: June 29, 2005

CUSIP No. 266199-10-4	Page 10 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROWN CAPITAL PARTNERS INC.

By:	/s/ Christopher Johnson
Name: Christopher Johnson
Title: Director and Chief Investment Officer

Dated: June 29, 2005

CUSIP No. 266199-10-4	Page 11 of 14 Pages

Schedule I

JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to Common Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated: June 29, 2005

CROWN LIFE INSURANCE COMPANY by its agent Crown Capital Partners Inc.

By:	/s/ Christopher Johnson
Name: Christopher Johnson
Title: Director and Chief Investment Officer

CROWN CAPITAL PARTNERS INC.

By:	/s/ Christopher Johnson
Name: Christopher Johnson
Title: Director and Chief Investment Officer

CUSIP No. 266199-10-4	Page 12 of 14 Pages

Schedule II

CROWN CAPITAL PARTNERS INC.

The business address of each of the persons listed below is 1900-1874 Scarth Street, Regina, Saskatchewan, S4P 4B3, Canada.

Trustees	Present Principal Occupation
Brian A. Johnson	Partner and Director
Christopher A. Johnson	Partner, Director and Chief Investment Officer
Christopher J. Anderson	Partner and Director
Alan M. Rowe	Partner and Director
Brent G. Hughes	Partner

Citizenship of all Named Persons

Canada

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Schedule III

CROWN LIFE INSURANCE COMPANY

The business address of each of the persons listed below is 1900-1874 Scarth Street, Regina, Saskatchewan, S4P 4B3, Canada.

Trustees	Present Principal Occupation
Brian A. Johnson	President and Chief Executive Officer
Alan M. Rowe	Senior Vice President, Chief Financial Officer and Corporate Secretary
Christopher J. Anderson	Vice President
Stephan R. von Buttlar	Vice President
Gareth W. Evans	Senior Vice President

Citizenship of all Named Persons

Canada

CUSIP No. 266199-10-4	Page 14 of 14 Pages

INDEX OF EXHIBITS

The following exhibits are incorporated by reference herein as indicate below:

EXHIBIT	DESCRIPTION
NUMBER

I	Credit Agreement, dated December 17, 2004, between the Issuer, certain of the Issuer’s affiliates and CLIC (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K dated December 23, 2004 (the “Form 8-K”)).

VI	Issuer’s Special Rights and Restrictions Attached to the Preferred Shares, Series A (incorporated by reference to Exhibit 10.6 of the Form 8-K).

VII	The Inter-Shareholders Agreement, dated as of December 17, 2004, among the Issuer, the Partnership, Crown and Management (incorporated by reference to Exhibit 10.5 of the Form 8-K).